SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/02/08


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
275,309

8. SHARED VOTING POWER


9. SOLE DISPOSITIVE POWER

365,731
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
365,731

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.39%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Western Asset Variable Rate ("GFY" or the "Issuer").
The principal executive offices of DEK are located at

125 BROAD STREET
NEW YORK, New York 10004


Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive,Pleasantville, NY
10570 a principal of Bulldog Investors and Andrew Dakos,
Park 80 West,Saddle Brook, NJ 07663, also a principal of
Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State (the Securities Division) filed a complaint against Bulldog Investors, Messrs. Goldstein, Samuels, Dakos and Das and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by making information about certain unregistered investments available on their website and by sending material about such investments to an individual who requested such material. On October 17, 2007 the Secretary issued a cease and desist order based on the same allegations and ordered that a fine be imposed on the Bulldog Parties of $25,000, but stayed the imposition of sanctions until the Massachusetts Superior Court issued a ruling on the Bulldog Parties motion described in the next paragraph.
On November 15, 2007 the Bulldog Parties filed a timely appeal in Massachusetts Superior Court of the Secretarys October 17, 2007 order.
On July 18, 2008, as part of the appeal, the Bulldog Parties filed a motion in Massachusetts Superior Court for summary judgment setting aside and vacating the Secretarys order. On March 23, 2007 the Bulldog
Parties filed a lawsuit in Massachusetts Superior Court to enjoin the aforementioned enforcement action on, among others grounds, that it violates the Bulldog Parties right of free speech under the First Amendment to the Constitution. On December 21, 2007 the
Massachusetts Superior Court ruled that information communicated by the Bulldog Parties has not been shown to be either misleading or related to unlawful activity but denied the Bulldog Parties motion for a preliminary injunction because the Court is not in the position of evaluating evidence and making ultimate findings as it would do after trial.
On January 18, 2008 the Bulldog Parties filed a notice of appeal with the Massachusetts Superior Court of that Courts denial of their motion for a preliminary injunction. Any appeal from a ruling of the Massachusetts Superior Court would first be decided by the Appeals Court of Massachusetts or, at its option, by the Supreme Judicial Court of Massachusetts.
The Bulldog Parties also intend to pursue their First Amendment
Claim at trial.
On March 25, 2008 the Bulldog Parties filed an amended complaint in Massachusetts Superior Court to include a claim that the Secretary does not have personal jurisdiction over them. On April 4, 2008 the Secretary filed a motion to dismiss the Bulldog Parties claim of lack of personal jurisdiction. On July 18, 2008 the Bulldog Parties filed a motion in Massachusetts Superior Court (1) for a preliminary injunction on the grounds that the Secretary does not have personal jurisdiction over them and (2) for reconsideration of their motion for a preliminary injunction based on their First Amendment claim. In September 2008, those motions to reconsider were denied and have been appealed to the Massachusetts
Court of Appeals.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
On July 25, 2008 the reporting persons sent the attached letter (See Exhibit 1) to the company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on 6/2/2008 there were 8,323,434 shares of common stock outstanding as of March 31, 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 365,731 shares of GFY or 4.39% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of GFY were purchased:

Date:		Shares:		Price:
8/1/08		600		$14.28
8/4/08		3,000		$14.28
8/5/08		300		$14.26
8/7/08		2,398		$14.14
8/11/08		300		$14.12
8/12/08		2,400		$14.14
8/13/08		1,800		$14.14
8/13/08		3,400		$14.15
8/15/08		1,000		$14.15
8/18/08		5,000		$14.15
8/19/08		5,800		$14.14
8/21/08		1,700		$14.02
8/22/08		2,600		$14.05
8/27/08		8,000		$14.30
9/03/08		25,000		$14.20
9/05/08		100		$14.01
9/08/08		3,600		$14.10





d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Company


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/02/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit 1:
Opportunity Partners L.P.
60 Heritage Drive,
Pleasantville, NY 10570
Phone (914) 747-5262
Fax (914) 747-2150


July 25, 2008

Robert I. Frenkel, Secretary
Western Asset Variable Rate Strategic Fund Inc.
c/o Legg Mason
300 First Stamford Place, 2nd Floor
Stamford, CT 06902)

Dear Board Members:

Opportunity Partners L.P. is the beneficial owner of shares of Western
Asset Variable Rate Strategic Fund Inc. (the Fund) that are valued in excess of $2,000.00. We have held our shares for at least 12 months and intend to hold them through the next annual meeting.
We hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in managements proxy materials for the next meeting of stockholders.

RESOLVED: Western Asset Variable Rate Strategic Fund is requested to conduct a self-tender offer for all outstanding shares of the Fund at net asset value
(NAV). If more than 50% of the Funds outstanding shares are tendered, the tender offer should be cancelled and the Fund should be liquidated or merged into an open-end mutual fund.


Supporting Statement

Our Funds shares have traded at a discount to NAV for more than three years. As of July 25, 2008, they were trading at a discount of 11% to NAV.
We believe it would be appropriate to conduct a self-tender offer for all outstanding shares at NAV to afford shareholders an opportunity to full value for their shares. If a majority of the Funds outstanding shares are tendered, that would demonstrate that there is insufficient shareholder support for continuing the Fund in its closed-end format. In that case, the tender offer should be cancelled and the Fund should be liquidated or merged into an open-end fund.

Very truly yours,


Phillip Goldstein
Kimball & Winthrop, Inc.
General Partner